LIMITED BRANDS, INC. TO ACQUIRE LA SENZA CORPORATION

COLUMBUS, Ohio, and MONTREAL, Canada, November 15, 2006 – Limited Brands, Inc. (NYSE: LTD) and La Senza Corporation (TSX: LSZ), a leading Canadian and international intimate apparel specialty retailer in Canada, announced today that they have executed a definitive support agreement under which Limited Brands has agreed to purchase all outstanding shares of La Senza for C$48.25 per share in cash via a takeover (or tender) offer. The proposed transaction has an equity value of approximately $710 million (Canadian) or $628 million (U.S.). The offer price represents a premium of 47.8% based on the C$32.65 closing price for La Senza shares on the Toronto Stock Exchange on November 14, 2006.

As of November 14, 2006, La Senza owns and operates 318 stores in Canada, and licensees operate a further 327 stores in 34 other countries.

As of October 28, 2006, Limited Brands owns and operates 3,534 stores under the Victoria’s Secret, Bath & Body Works, Express, Limited Stores and other brand names in the United States.

Irv Teitelbaum, Chairman & Chief Executive Officer and Stephen Gross, Vice Chairman of La Senza, who together started the original company 40 years ago (as Suzy Shier), will remain in their respective positions, together with Laurence Lewin, President & Chief Operating Officer who co-founded La Senza in 1990. La Senza will remain headquartered in Montreal.

Irv Teitelbaum said, “This is an exciting period for La Senza, our team members and our customers. We have been careful to choose the right partner and the right opportunity to benefit our organization, not only in Canada, but throughout the world. This is a compelling offer that immediately recognizes the value of our brands, strategy and talented team members. This transaction recognizes the significant progress we have made in streamlining our business and the strength of our balance sheet and cash flow. Given our companies’ similar characteristics, we believe Limited Brands, together with Victoria’s Secret, are ideal partners for us. This combination represents a major strategic step forward enabling us to continue to further pursue La Senza’s growth opportunities.”

Teitelbaum continued, “We all share a passion and a commitment to the business. The proposed deal provides a premium to all shareholders, and ensures stability for our team members, our customers and our international licensees.” Teitelbaum and Gross indicated that the proposal from Limited Brands “achieves all of our objectives for La Senza Corporation, our shareholders and the La Senza family, and is the only transaction we are prepared to pursue.” In that regard, Irv Teitelbaum, Stephen Gross and Laurence Lewin and their beneficial interests, together with all of the other holders of multiple voting shares, representing an aggregate of 48% of the outstanding shares and options of La Senza Corporation, have entered into a hard lock-up agreement in conjunction with the definitive support agreement.

Laurence Lewin, President of La Senza, added “there are no anticipated changes in leadership, strategy or management of La Senza. On the contrary, it is expected that this business combination will open up interesting growth opportunities and ensure a superb legacy for La Senza.”

Leslie H. Wexner, Chairman and Chief Executive Officer of Limited Brands, said, “This acquisition is all about achieving growth for two companies that share similar values. La Senza is a very well-run business and we look forward to partnering with its management team, who will continue to operate the company in the normal course of business. La Senza is a great strategic fit with our intimate apparel business, and their international infrastructure, real estate expertise, and operating model will also be great assets to us as we look to enhance our capabilities to meet our strategic growth initiatives internationally.”

The transaction is expected to be modestly accretive to Limited Brands’ earnings per share in 2007, subject to final purchase price allocation. The proposed transaction is equivalent to an enterprise value of $568 million (U.S.) after taking into account the cash, securities and debt on La Senza’s balance sheet as of July 29, 2006.

Banc of America Securities and Financo, Inc. served as financial advisors and Davis Polk & Wardwell and Osler, Hoskin & Harcourt, LLP as legal advisors for Limited Brands. Davies Ward Phillips & Vineberg LLP served as legal advisors to La Senza and Stikeman Elliott LLP was legal advisor to the locked up shareholders. Scotia Capital Inc. provided a fairness opinion with respect to the transaction to the Board of Directors of La Senza.

Conference Call Information

Limited Brands, Inc. will conduct a conference call to discuss the transaction, along with its third quarter earnings results, at 5:30 p.m. eastern time on Wednesday, November 15. To listen to the call, dial 1-877-601-1433 for the live call (International Dial-In Number: 1-630-395-0024) prior to 5:30 p.m. ET on November 15, 2006 or call 1-800-337-6551, followed by the passcode LTD (583), (International Replay Number: 1-402-220-9656, passcode: LTD (or 583)) or log onto www.Limitedbrands.com for an audio replay. Additional third quarter financial information and further information about the transaction is also available at www.Limitedbrands.com.

La Senza Corporation will conduct two similar conference calls for shareholders and media at 5:30 p.m. Wednesday evening, November 15th, and 9:00 a.m. Thursday, November 16th. To listen to either call, dial 1-866-234-3331, followed by the passcode 295909.

Transaction Summary

Limited Brands, through an indirect wholly-owned subsidiary, has agreed to make an offer to acquire all of the issued and outstanding subordinate voting shares of La Senza, including subordinate voting shares issued upon conversion of the outstanding multiple voting shares and issued upon the exercise of outstanding options, at a price of C$48.25 per share. Limited Brands expects to mail a take-over bid for the offer shortly.

Irv Teitelbaum, Stephen Gross and Laurence Lewin, and their beneficial interests, together with all of the other holders of multiple voting shares, have entered into a hard lock-up agreement that expires on June 30, 2007 which provides that, subject to certain terms and conditions, they will deposit all of their subordinate voting shares, including those issued upon conversion of all of the multiple voting shares held by them, to the offer. The shares subject to the lock-up agreement total 7,120,535 total shares, which represent 48% of the fully diluted shares post conversion.

The offer will be subject to a number of conditions, including but not limited to there being validly deposited under the offer and not withdrawn that number of subordinate voting shares that constitutes at least 66 2/3% of the issued and outstanding subordinate voting shares on a fully diluted basis, assuming the conversion of all multiple voting shares. This minimum condition cannot be waived. If a sufficient number of shares to meet the minimum tender condition are tendered to the offer, Limited Brands has agreed to pursue lawful means of acquiring the remaining shares, including, without limitation, through a subsequent acquisition transaction. The proposed transaction is expected to close mid-January 2007.

La Senza has entered into a definitive support agreement with Limited Brands which provides that, subject to certain terms and conditions, La Senza will support the offer. The agreement also provides for, among other things, a non-solicitation covenant on the part of La Senza. The Board of Directors of La Senza, after consultation with its financial and legal advisors and upon consideration of the fairness opinion delivered by its financial advisor, has determined unanimously (excluding any directors who abstained from voting on such resolution) that the Offer is fair to all holders of subordinate voting shares (other than those who have entered into the lock-up agreement, as to which no determination has been made) and has resolved unanimously (excluding any directors who abstained from voting on such resolution) to recommend that all holders of subordinate voting shares (other than the locked-up shareholders referred to above, as to which no recommendation has been made) accept the Offer. In certain circumstances, La Senza Corporation may terminate the definitive support agreement and withdraw its recommendation to shareholders to accept Limited Brands’ offer. In such an event, La Senza would not be required to pay a termination fee to Limited Brands.

The definitive support agreement also allows La Senza Corporation to declare and pay its regular quarterly dividend.

About Limited Brands:

Limited Brands, through Victoria’s Secret, Bath & Body Works, C.O. Bigelow, Express, Limited Stores, White Barn Candle Co., Henri Bendel and Diva London, presently operates 3,534 specialty stores. Victoria’s Secret products are also available through the catalogue and www.VictoriasSecret.com. Bath & Body Works products are also available through the catalogue and www.BathandBodyWorks.com.

About La Senza:

La Senza Corporation owns and operates 318 La Senza Lingerie, La Senza Express, La Senza Spirit and La Senza Girl stores throughout Canada. In addition a further 327 La Senza and La Senza Girl stores are operated in 34 other countries in the world through corporate licensing and co-operation agreements.

La Senza products are also available through their websites at www.lasenza.com www.lasenzaspirit.com and a summary of La Senza Girl products may be viewed at www.lasenzagirl.com.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares. The solicitation and the offer to buy La Senza shares will only be made pursuant to an offer to purchase and related materials that will be mailed to shareholders of La Senza shortly. Shareholders should read these materials carefully because they contain important information, including the terms and conditions of the offer. Shareholders will be able to obtain the offer to purchase and related materials with respect to the tender offer free from Georgeson Canada, 100 University Avenue, 11th Floor, South Tower, Toronto, ON M5J2Y1, 1-866-288-1537.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: Limited Brands cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this press release or the third quarter earnings call or made by Limited Brands or management of Limited Brands involve risks and uncertainties and are subject to change based on various important factors, many of which are beyond our control. Accordingly, Limited Brands’ future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “planned,” “potential” and similar expressions may identify forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect Limited Brands’ financial performance and actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements included in this press release or the third quarter earnings call or otherwise made by Limited Brands or management: risks associated with general economic conditions, consumer confidence and consumer spending patterns; the potential impact of national and international security concerns on the retail environment, including any possible military action, terrorist attacks or other hostilities; risks associated with the seasonality of Limited Brands’ business; risks associated with severe weather and changes in weather patterns; risks associated with the highly competitive nature of the retail industry generally and the segments in which we operate particularly; risks related to consumer acceptance of Limited Brands’ products and Limited Brands’ ability to keep up with fashion trends, develop new merchandise, launch new product lines successfully, offer products at the appropriate price points and enhance Limited Brands’ brand image; risks associated with Limited Brands’ ability to retain, hire and train key personnel and management; risks associated with the possible inability of Limited Brands’ manufacturers to deliver products in a timely manner or meet quality standards; risks associated with Limited Brands’ reliance on foreign sources of production, including risks related to the disruption of imports by labor disputes, risks related to political instability, risks associated with legal and regulatory matters, risks related to duties, taxes, other charges and quotas on imports, risks related to local business practices, potential delays or disruptions in shipping and related pricing impacts and political issues and risks related to currency and exchange rates; risks associated with the dependence on a high volume of mall traffic and the possible lack of availability of suitable store locations on appropriate terms; risks associated with increases in the costs of mailing, paper and printing; risks associated with our ability to service any debt we incur from time to time as well as the requirements the agreements related to such debt impose upon us; risks associated with Limited Brands’ reliance on information technology, including risks related to the implementation of new information technology systems and risks related to utilizing third parties to provide information technology services; risks associated with natural disasters, risks related to acquisitions, including the proposed acquisition of La Senza described above, including risks associated with integration activities and strategic goals and risks associated with rising energy costs. Limited Brands is not under any obligation and does not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this press release or the third quarter earnings call to reflect circumstances existing after the date of this report or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

Canadian Report Filing: Limited Brands, Inc. will be filing a report under National Instrument 62-103 of the Canadian Securities Administrators in connection with the proposed transaction, a copy of which may be obtained from Georgeson Canada, 100 University Avenue, 11th Floor, South Tower, Toronto, ON M5J2Y1, 1-866-288-1537.

For further information, please contact:
Limited Brands, Inc.:
Tom Katzenmeyer
Senior Vice President, Investor, Media and Community Relations
Limited Brands
614-415-7076 www.LimitedBrands.com

La Senza Corporation:
Irv Teitelbaum
Chairman and Chief Executive Officer
Laurence Lewin
President and Chief Operating Officer
514-684-7700 www.LaSenza.com

For information about the offer:
Georgeson Canada

100 University Avenue
11th Floor, South Tower
Toronto, ON
M5J2Y1
866-288-1537